Daniel Sadeh, Esq.
HALPER SADEH LLP
667 Madison Avenue, 5th Floor
New York, NY 10065
Telephone: (212) 763-0060
Facsimile: (646) 776-2600
Email: sadeh@halpersadeh.com

Counsel for Plaintiff

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

CARL STEINMETZ, Plaintiff, v. SUPPORT.COM, INC., JOSHUA E. SCHECHTER, LANCE ROSENZWEIG, RICK BLOOM, BRIAN J. KELLEY, and BRADLEY L. RADOFF, Defendants.	Case No: JURY TRIAL DEMANDED

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Carl Steinmetz ("Plaintiff"), by Plaintiff's undersigned attorneys, for Plaintiff's complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and upon information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiff's attorneys.

NATURE OF THE ACTION

1. This is an action against Support.com, Inc. ("Support.com" or the "Company") and its Board of Directors (the "Board" or the "Individual Defendants") for their violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. §§ 78n(a) and 78t(a), and Rule 14a-9 promulgated thereunder by the SEC, 17 C.F.R. § 240.14a-9, in

connection with the proposed acquisition (the "Proposed Transaction") of Support.com by Greenidge Generation Holdings Inc. ("Greenidge") and GGH Merger Sub, Inc., a wholly-owned subsidiary of Greenidge.

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 14(a) and 20(a) of the Exchange Act (15 U.S.C. §§ 78n(a) and 78t(a)) and Rule 14a-9 promulgated thereunder by the SEC (17 C.F.R. § 240.14a-9).

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331, and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) and Section 27 of the Exchange Act (15 U.S.C. § 78aa(c)) as a substantial portion of the transactions and wrongs complained of herein had an effect in this District, the alleged misstatements entered and the subsequent damages occurred in this District, and the Company conducts business in New York City.[1]

5. In connection with the acts, conduct and other wrongs alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff is, and has been at all relevant times hereto, an owner of Support.com common stock.

[1] For example, the Company reportedly participated in conferences in New York City in recent years.

7. Defendant Support.com provides customer and technical support solutions through home-based employees primarily in the United States. The Company is incorporated in Delaware. The Company's common stock trades on the NASDAQ under the ticker symbol, "SPRT."

8. Defendant Joshua E. Schechter ("Schechter") is Chairman of the Board of the Company.

9. Defendant Lance Rosenzweig ("Rosenzweig") is Chief Executive Officer, President, and a director of the Company.

10. Defendant Rick Bloom ("Bloom") is a director of the Company.

11. Defendant Brian J. Kelley ("Kelley") is a director of the Company.

12. Defendant Bradley L. Radoff ("Radoff") is a director of the Company.

13. Defendants Schechter, Rosenzweig, Bloom, Kelley, and Radoff are collectively referred to herein as the "Individual Defendants."

14. Defendants Support.com and the Individual Defendants are collectively referred to herein as the "Defendants."

SUBSTANTIVE ALLEGATIONS

A. The Proposed Transaction

15. On March 22, 2021, Support.com announced that it had signed a definitive agreement to merge with Greenidge in a stock-for-stock transaction. Upon completion of the Proposed Transaction, stockholders and optionholders of Support.com will collectively own approximately 8% of Greenidge's outstanding Class A common stock. The press release announcing the Proposed Transaction states, in pertinent part:

Bitcoin Miner Greenidge Generation Holdings Inc. and Support.com, Inc. (Nasdaq: SPRT) Announce Merger Agreement

- Greenidge Generation Holdings Inc. ("Greenidge") expects to be the first publicly traded bitcoin mining company with a wholly-owned power plant
- Greenidge expects to achieve calendar year 2021 EBITDA in excess of $50 million and a run rate in excess of $160 million of EBITDA by Q4 2022[1]
- Hashrate of 1.1 exahash per second ("EH/s"), which is expected to grow to 2.6 EH/s in 2022[2]
- Based on its current buildout and expansion expectations, Greenidge expects to have at least 500 megawatts ("MW") of mining capacity by 2025, compared to 19 MW today
- Support.com, Inc. ("Support.com") is expected to provide Greenidge with an estimated $33 million of additional cash. Pro forma for the merger, the combined companies currently have over $70 million of net cash
- Upon completion of merger, Support.com stockholders and optionholders will collectively own approximately 8% of the combined company's common stock and Greenidge stockholders will own approximately 92%
- The merger is expected to close in Q3 2021

March 22, 2021 06:31 AM Eastern Daylight Time

DRESDEN, New York & LOS ANGELES--(BUSINESS WIRE)--Greenidge Generation Holdings Inc. ("Greenidge" or the "Company"), a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York, today announced it expects to become a Nasdaq listed company through a merger with Support.com (Nasdaq: SPRT). The companies have signed a definitive agreement to merge in a stock-for-stock transaction, subject to Support.com shareholder approval and other customary closing conditions. Upon closing of the proposed transaction, Support.com will become a wholly-owned subsidiary of Greenidge, which is expected to be listed on Nasdaq. Greenidge's environmentally-sound 106 MW natural gas plant currently powers 19 MW of mining capacity, which is expected to more than double to 41 MW by the end of Q2 2021 and reach 85 MW by the end of 2022. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation and plans to replicate its vertically integrated mining model at other power sites and expects to achieve at least 500 MW of mining capacity by 2025. Support.com remains a leader in customer and technical support solutions delivered by home-based

Greenidge's integrated business model delivers significant competitive advantages compared to bitcoin mining peers. Greenidge owns its power generation assets and operates its own mining equipment, unlike most other bitcoin miners. This allows Greenidge to operate without relying on highly variable third-party power purchase and hosting agreements that are subject to renegotiation or other cost volatility. The Company also boasts low fixed costs shared between its power generation and

bitcoin mining operations. In addition, Greenidge's Upstate New York location provides access to some of the lowest-cost natural gas in North America, resulting in an average mining power cost of approximately \$22/MWh[3]. For the twelve months ended February 28, 2021, Greenidge mined 1,186 bitcoins at a net variable cost of approximately \$2,869 per bitcoin. Greenidge is expected to be the only U.S. public company operating a vertically integrated power generation asset and bitcoin mining operation.

"This merger is an important next step for Greenidge as we build upon our existing, integrated and proven platform for bitcoin mining and generation of lower carbon affordable power," said Greenidge's CEO Jeff Kirt. "The transaction is a validation of our transformational journey, our proprietary relationships and our industry expertise. It will allow for public market growth capital to propel Greenidge as we look to replicate the business model, which we have successfully executed in Upstate New York, in other locations. With our proven track record and investment both from funds sponsored and managed by Atlas Holdings LLC and major institutional investors, Greenidge is uniquely positioned to capitalize on future growth opportunities."

"We are extremely pleased to have reached this agreement to merge with Greenidge," said Lance Rosenzweig, President and Chief Executive Officer of Support.com. "This transaction will build upon Greenidge's successful business by providing them with additional cash funding and a public currency to fund their growth plans, as well as important new capabilities including customer interface, security software, and privacy expertise. As Greenidge looks to scale and seize new opportunities for growth, we are their ideal partner. In addition, the transaction represents a significant value proposition for our shareholders by providing them with enhanced liquidity and the opportunity to participate in the growth of what we believe will be a successful competitor in the rapidly evolving domestic bitcoin mining space."

Additional Transaction Details

Upon completion of the merger, stockholders and optionholders of Support.com will collectively own approximately 8% of Greenidge's outstanding Class A common stock. The Merger Agreement specifies that approximately 5% of Greenidge common stock will be paid to Support.com shareholders in consideration for the Support.com operating and other assets, and approximately 3% will be paid in consideration for the estimated \$33 million of cash expected to be on Support.com's balance sheet at Closing using a formula set forth in the merger agreement. Based on Support.com's closing share price on March 19, 2020, Support.com stockholders would receive approximately 0.124 shares of Class A common stock of Greenidge for each share of Support.com. [4]

Greenidge's Class A common stock will have the right to one vote per share in any matters on which Greenidge shareholders are entitled to vote generally. Existing

Greenidge shareholders will continue to own Class B common stock with ten votes per share in any matters on which Greenidge shareholders are entitled to vote generally. Shares of Class B common stock will automatically convert to Class A common stock as a result of certain events including, but not limited to, any sale of such shares of Class B common stock or upon the fifth anniversary of registration of the Class A common stock.

Greenidge will benefit from the additional cash on the balance sheet of Support.com at the Closing which is currently expected to be at least $33 million. The merger is conditioned upon Support.com having at least $28 million in cash on its balance sheet at closing. The Pro forma combined company is currently expected to have combined net cash of at least $70 million.

As a condition to Greenidge's entry into the merger agreement, 210 Capital, LLC acquired approximately 3.9 million shares of Support.com in a private placement. In addition, in connection with the merger agreement, 210 Capital LLC and certain other Support.com shareholders, who together with 210 Capital LLC hold approximately 30% of the outstanding voting stock of Support.com, entered into an agreement with Greenidge to vote such stock in favor of the merger. Following the private placement, Support.com has approximately 23.6 million shares outstanding. The parties expect that the merger will be completed in Q3 2021.

Management and Board of Directors

Upon completion of the merger, Greenidge's CEO Jeff Kirt will lead the combined company as CEO. Support.com's CEO, Lance Rosenzweig, will remain in his position as CEO of the existing Support.com business, which will continue to operate in the ordinary course as a wholly-owned subsidiary of Greenidge. Dale Irwin, CEO of Greenidge Generation LLC, will continue to run the Company's power plant and mining operations in Upstate New York. There will be no changes to Greenidge's Board of Directors resulting from the transaction.

Greenidge is majority owned by private investment funds managed by Atlas FRM LLC d/b/a Atlas Holdings LLC ("Atlas"), a private equity firm with more than $3 billion of assets under management and prior experience with sponsored vehicles owning interests in and operating more than 1,000 MW of power generation assets in the US. Atlas is a proven business builder in all types of industrial settings. Atlas' leadership is a critical component of the Company's growth story.

Advisors

Winston & Strawn LLP is serving as legal advisor for Greenidge while B. Riley Securities, Inc. is serving as exclusive financial advisor to the Company. Pillsbury Winthrop Shaw Pittman LLP is serving as legal advisor for Support.com, and BTIG is serving as its financial advisor.

* * *

About Greenidge Generation Holdings Inc.

Greenidge Generation Holdings Inc. is a holding company that includes Greenidge Generation LLC, a vertically integrated bitcoin mining and power generation facility in Upstate New York. Boasting an environmentally-sound 106MW natural gas plant that has undergone a remarkable transformation in recent years, Greenidge enjoys significant competitive advantages including low fixed costs, an efficient mining fleet, in-house operational expertise and low power costs due to its access to some of the least expensive natural gas in North America. The Company is currently mining bitcoin and contributing to the security and transactability of the bitcoin ecosystem while concurrently meeting the power needs of homes and businesses in its region. Greenidge employs dozens of skilled associates, creating attractive new blockchain jobs and serving as an anchor for the Upstate New York economy.

Given its proven operational success and private investment both from funds sponsored and managed by Atlas and major institutional investors, Greenidge is uniquely positioned to expand its unique, vertically integrated business model to additional sites.

About Support.com, Inc.

Support.com, Inc. (Nasdaq: SPRT) is a leading provider of customer and technical support solutions delivered by home-based employees. For more than twenty years, the Company has achieved stellar results for global enterprise clients and top-tier businesses. Support.com's proven, omnichannel solutions have been specifically designed and optimized for the homesourcing™ environment, resulting in industry-leading NPS scores and first call resolution rates. The Company efficiently meets changing client needs through its highly scalable, global network of home-based employees and secure, proprietary, cloud-based platforms. For more information, please visit www.support.com.

16. On May 4, 2021, Defendants caused to be filed with the SEC a Form S-4 Registration Statement (the "Registration Statement") under the Securities Act of 1933 in connection with the Proposed Transaction.

B. The Registration Statement Contains Materially False and Misleading Statements and Omissions

17. The Registration Statement, which recommends that Support.com shareholders vote in favor of the Proposed Transaction, omits and/or misrepresents material information

concerning: (i) Support.com's and Greenidge's financial projections; (ii) the financial analyses performed by Support.com's financial advisor, BTIG, LLC ("BTIG"), in connection with its fairness opinion; and (iii) potential conflicts of interest involving BTIG.

18. The omission of the material information (referenced below) renders the following sections of the Registration Statement false and misleading, among others: (i) Reasons for the Merger; (ii) Recommendation of the Board of Directors; (iii) Opinion of Support's Financial Advisor; and (iv) Certain Prospective Financial Information.

19. Unless and until the material misstatements and omissions (referenced below) are remedied before the anticipated shareholder vote on the Proposed Transaction, Support.com shareholders will be forced to make a voting decision on the Proposed Transaction without full disclosure of all material information. In the event the Proposed Transaction is consummated, Plaintiff may seek to recover damages resulting from Defendants' misconduct.

1. Material Omissions Concerning Support.com's and Greenidge's Financial Projections

20. The Registration Statement omits material information concerning Support.com's and Greenidge's financial projections.

21. With respect to the "Support Projections" and "Greenridge Projections," the Registration Statement fails to disclose: (1) all line items underlying EBITDA; and (2) a reconciliation of all non-GAAP to GAAP metrics.

22. The disclosure of this information is material because it would provide the Company's shareholders with a basis to project the future financial performance of the Company and combined company would allow shareholders to better understand the financial analyses performed by the Company's financial advisor in support of its fairness opinion. Shareholders cannot hope to replicate management's inside view of the future prospects of the Company.

Without such information, which is uniquely possessed by Defendant(s) and the Company's financial advisor, the Company's shareholders are unable to determine how much weight, if any, to place on the Company's financial advisor's fairness opinion in determining whether to vote for or against the Proposed Transaction.

23. When a company discloses non-GAAP financial metrics in a Registration Statement that were relied upon by its board of directors in recommending that shareholders exercise their corporate suffrage rights in a particular manner, the company must also disclose, pursuant to SEC Regulation G, all projections and information necessary to make the non-GAAP metrics not misleading, and must provide a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial metrics disclosed or released with the most comparable financial metrics calculated and presented in accordance with GAAP. 17 C.F.R. § 244.100.[2]

24. The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company's shareholders.

2. Material Omissions Concerning BTIG's Analyses

25. In connection with the Proposed Transaction, the Registration Statement omits material information concerning analyses performed by BTIG.

26. The Registration Statement fails to disclose the following concerning BTIG's

---

[2] Mary Jo White, *Keynote Address, International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability* (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html (footnotes omitted) (last visited May 11, 2021) ("And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures.").

"*Discounted Cash Flow Analysis*" of Support.com and Greenridge: (1) the illustrative terminal values in the year 2026; and (2) the individual inputs and assumptions underlying the (i) range of terminal multiples of 3.0x to 7.0x, and of 15.0x to 25.0x, and (ii) discount rates ranging from 9.1% to 17.1%, and from 7.8% to 15.8%.

27. The valuation methods, underlying assumptions, and key inputs used by BTIG in rendering its purported fairness opinion must be fairly disclosed to Support.com shareholders. The description of BTIG's fairness opinion and analyses, however, fails to include key inputs and assumptions underlying those analyses. Without the information described above, Support.com shareholders are unable to fully understand BTIG's fairness opinion and analyses, and are thus unable to determine how much weight, if any, to place on them in determining whether to vote for or against the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the Company's shareholders.

3. Material Omissions Concerning Potential Conflicts of Interest Involving BTIG

28. The Registration Statement omits material information concerning potential conflicts of interest involving BTIG.

29. The Registration Statement fails to disclose the timing and nature of the past services BTIG and/or its affiliates provided Support.com, Greenridge, and/or its affiliates, including the amount of compensation BTIG received or expects to receive for providing each service within the past two years of the date of its fairness opinion. *See* 17 C.F.R. § 229.1015(b)(4) (requiring disclosure of all material relationships between a company and its financial advisors and the compensation received by the advisors during the past two years).

30. Disclosure of a financial advisor's compensation and potential conflicts of interest to shareholders is required due to their central role in the evaluation, exploration, selection, and

implementation of strategic alternatives and the rendering of any fairness opinions. Disclosure of a financial advisor's potential conflicts of interest may inform shareholders on how much weight to place on that analysis.

31. The omission of the above-referenced information renders the Registration Statement materially incomplete and misleading. This information, if disclosed, would significantly alter the total mix of information available to the Company's shareholders.

COUNT I

For Violations of Section 14(a) and Rule 14a-9 Promulgated Thereunder Against All Defendants

32. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

33. During the relevant period, Defendants, individually and in concert, directly or indirectly, disseminated or approved the false and misleading Registration Statement specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, in violation of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by the SEC.

34. Each of the Individual Defendants, by virtue of his/her positions within the Company as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(a) of the Exchange Act. Defendants, by use of the mails and means and instrumentalities of interstate commerce, solicited and/or permitted the use of their names to file and disseminate the Registration Statement with respect to the Proposed Transaction. The Defendants were, at minimum, negligent in filing the materially false and misleading Registration Statement.

35. The false and misleading statements and omissions in the Registration Statement are material in that a reasonable shareholder would consider them important in deciding how to

vote on the Proposed Transaction.

36. By reason of the foregoing, Defendants have violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder.

37. Because of the false and misleading statements and omissions in the Registration Statement, Plaintiff is threatened with irreparable harm.

COUNT II
Violations of Section 20(a) of the Exchange Act
Against the Individual Defendants

38. Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

39. The Individual Defendants acted as control persons of the Company within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their senior positions as officers and/or directors of the Company and participation in and/or awareness of the Company's operations and/or intimate knowledge of the false statements contained in the Registration Statement filed with the SEC, they had the power to and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the false and misleading Registration Statement.

40. Each of the Individual Defendants was provided with or had unlimited access to copies of the Registration Statement and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Registration Statement, and to correct promptly any public statements issued by the Company which were or had become materially false or misleading.

41. In particular, each of the Individual Defendants had direct and supervisory involvement in the operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Individual Defendants were provided with or had unlimited access to copies of the Registration Statement and had the ability to prevent the issuance of the statements or to cause the statements to be corrected. The Registration Statement at issue contains the recommendation of the Individual Defendants to approve the Proposed Transaction. Thus, the Individual Defendants were directly involved in the making of the Registration Statement.

42. In addition, as the Registration Statement sets forth at length, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the Proposed Transaction. The Registration Statement purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the Individual Defendants.

43. By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

44. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) and Rule 14a-9 promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants' conduct, the Company's shareholders will be irreparably harmed.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction and any vote on the Proposed Transaction, unless and until Defendants disclose and disseminate the material information identified above to Company shareholders;

B. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Declaring that Defendants violated Sections 14(a) and 20(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder;

D. Awarding Plaintiff reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E. Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: May 11, 2021

Respectfully submitted,

HALPER SADEH LLP

By: /s/ Daniel Sadeh
Daniel Sadeh, Esq.
Zachary Halper, Esq. (to be admitted *pro hac vice*)
667 Madison Avenue, 5th Floor
New York, NY 10065
Telephone: (212) 763-0060
Facsimile: (646) 776-2600
Email: sadeh@halpersadeh.com
zhalper@halpersadeh.com

Counsel for Plaintiff